April 6, 2009

VIA EDGAR AND FIRST CLASS MAIL

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Mohegan Tribal Gaming Authority

Form 10-K for the fiscal year ended September 30, 2008

Filed December 29, 2008

File No. 033-80655

Dear Ms. Cvrkel:

Reference is made to your letter dated March 23, 2009 regarding the staff’s comments to the Mohegan Tribal Gaming Authority’s Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the fiscal quarter ended December 31, 2008.

This letter confirms the exchange of voicemail messages with Claire Erlanger of the SEC staff regarding an extension of time for the Authority to respond to the staff’s comments. As discussed in that exchange, the Authority will respond to the staff’s comments on or before April 10, 2009.

In the event you have any questions or if you require any additional information, please do not hesitate to contact me at (860) 862-6106.

Very truly yours,

/s/ Leo M. Chupaska
Chief Financial Officer

cc:	Peter J. Roberti

Scott C. Wells